Jocom Holdings Corp.

Unit No. 11-1, Level 11, Tower 3, Avenue 3

Bangsar South, No. 8 Jalan Kerinchi, 59200 Kuala Lumpur.

Telephone: +6012 3399937

Email: corporate@jocom.my

Dated: November 18, 2022

VIA EDGAR

Attention:	Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Jocom Holdings Corp. Withdrawal of Correspondence Filed on November 17, 2022 Re: File No. 333-265850

Ladies and Gentlemen:

On behalf of Jocom Holdings Corp., a Nevada corporation (“Company”), we hereby request that the Acceleration Request (“Correspondence”), as filed with the Securities and Exchange Commission (“Commission”) on November 17, 2022 be withdrawn effective immediately. The Company is seeking withdrawal of the Correspondence because, amongst other reasons, the Company sought effectiveness of its S-1 Registration Statement pursuant to an oral discussion with staff. However, staff has subsequently informed the Company that our financials, as presented in the S-1 Registration Statement filed on October 21, 2022, are now stale and need to be updated. As such, we seek to rescind the Correspondence so that we may update our financial statements accordingly prior to filing an Acceleration Request pursuant to our Form S-1.

Very truly yours,

/s/ Sew Wen Chean

Sew Wen Chean

Chief Executive Officer